Exhibit 99.1

June 6, 2021

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam

Sub: Results of Postal Ballot by remote e-voting process

Further to our letter dated May 5, 2021 and in accordance with the Regulation 44(3) of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, please find enclosed the voting results and Scrutinizer’s Report for the special resolutions relating to re-appointment of Dr. Patrick J. Ennis (DIN: 07463299) and Mr. Patrick Dupuis (DIN: 07480046) as Independent Directors of the Company.

The aforesaid resolutions have been passed by Members with requisite majority, through postal ballot by remote e-voting process.

Thanking You,

For WIPRO LIMITED

M Sanaulla Khan

Company Secretary

ENCL: As above

Postal Ballot Voting Results

Disclosure as per Regulation 44(3) of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Company Name	WIPRO LIMITED
Date of Postal Ballot Notice	15-Apr-21
Voting-
Start Date	06-May-21
End Date	04-Jun-21
Total number of shareholders on record date (cut-off date- April 30, 2021)	768,746
No. of shareholders present in the meeting either in person or through proxy:	Not Applicable
Promoters and Promoter Group:	—
Public:	—
No. of Shareholders attended the meeting through Video Conferencing	Not Applicable
Promoters and Promoter Group:	—
Public:	—

Resolution required: (Ordinary/ Special)	SPECIAL - Re-appointment of Dr. Patrick J Ennis (DIN: 07463299) as an Independent Director of the Company (Special resolution).
Whether promoter/ promoter group are interested in the agenda/resolution?	No
Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes - in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	4,001,040,248	4,001,040,248	100.00	4,001,040,248	—	100.00	—
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—
Public- Institutions	E-Voting	855,659,637	740,019,700	86.49	712,608,629	27,411,071	96.30	3.70
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—
Public- Non Institutions	E-Voting	622,441,337	164,598,248	26.44	155,953,799	8,644,449	94.75	5.25
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—
	Total	5,479,141,222	4,905,658,196	89.53	4,869,602,676	36,055,520	99.27	0.73

Resolution required: (Ordinary/ Special)	SPECIAL - Re-appointment of Dr. Patrick J Ennis (DIN: 07463299) as an Independent Director of the Company (Special resolution).
Whether promoter/ promoter group are interested in the agenda/resolution?	No
Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes - in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	4,001,040,248	4,001,040,248	100.00	4,001,040,248	—	100.00	—
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—
Public- Institutions	E-Voting	855,659,637	740,019,700	86.49	722,058,497	17,961,203	97.57	2.43
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—
Public- Non Institutions	E-Voting	622,441,337	164,598,139	26.44	157,859,745	6,738,394	95.91	4.09
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—
	Total	5,479,141,222	4,905,658,087	89.53	4,880,958,490	24,699,597	99.50	0.50

For Wipro Limited

M Sanaulla Khan

Company Secretary

SCRUTINIZER’S REPORT

June 05, 2021

The Chairman

Wipro Limited

Regd. Office: Doddakannelli, Sarjapur Road,

Bengaluru- 560 035

Sir,

1.	The Board of Directors of the company at its meeting held on April 15, 2021 appointed me as a Scrutinizer for scrutinizing the postal ballot voting including e-voting process.

2.	I submit my report as under:

As per the General Circular Nos 14/2020 dated April 8, 2020, 17/2020 dated April 13, 2020, 22/2020 dated June 15, 2020, 33/2020 dated September 28, 2020, and 39/2020 dated December 31, 2020 in relation to “Clarification on passing of ordinary and special resolutions by companies under the Companies Act, 2013 and the rules made thereunder on account of the threat posed by COVID—19” issued by the Ministry of Corporate Affairs, Government of India (the “MCA Circulars”) and due to difficulty in dispatch of Postal Ballot notice, Postal Ballot form/self-addressed envelope etc., by post or courier, on account of threat posed by COVID-19 pandemic situation, the Company has sent the Postal Ballot Notice dated April 15, 2021 on May 05, 2021 by email only to the members whose email ids were available with the Company / RTA.

The notice of postal ballot was sent to the members whose name(s) appeared on the Register of Members / list of Beneficial Owners as received from National Securities Depository Limited (NSDL) / Central Depository Services (India) Limited (CDSL) as on cut-off date i.e., Friday, April 30, 2021.

2.1	Particulars of votes cast through electronic means only have been entered in the register separately maintained for the purpose.

2.2	Since there was no voting by physical postal ballot form, the question of keeping them under my safe custody before commencing the scrutiny does not arise.

2.3	The votes cast through electronic means were unblocked on Friday, June 04, 2021 at 5.04 P.M.

2.4	Votes cast through electronic means were scrutinized and the shareholding was matched/confirmed with the Register of Members of the company/list of beneficiaries as on Friday, April 30, 2021.

2.5	Votes cast through electronic means up to 5.00 PM of June 04, 2021 being the last time and date fixed by the company for voting through electronic means were considered for my scrutiny.

2.6

Since the voting on Postal Ballot process was conducted only through e-voting, reporting on number of envelopes containing postal ballot form received after due date and up to the date of this report does not arise.

2.7	Since the voting on Postal Ballot process was conducted only through e-voting, reporting on number of envelopes containing postal ballot forms returned undelivered also does not arise.

2.8	Since the voting on Postal Ballot process was conducted only through e-voting, reporting on finding of defaced or mutilated ballot paper too does not arise.

3.	A summary of votes cast through electronic means is given in Annexure I.

4.	I have emailed all the e-registers and records relating to e-voting for the safe custody to the Company Secretary.

5.	You may accordingly declare the result of e-voting done by the members of the Company on the resolution mentioned in the Postal Ballot Notice dated April 15, 2021.

Thanking you,

For V. Sreedharan & Associates

(Pradeep B. Kulkarni)

Partner

FCS 7260; CP No. 7835

Place: Bengaluru

Date: June 05, 2021

UDIN: F007260C000424237

Annexure I

WIPRO LIMITED

Regd. Office: Doddakannelli, Sarjapur Road, Bengaluru- 560 035

Summary of votes cast through electronic means for the resolution mentioned in the Postal Ballot Notice dated April 15, 2021.

1.	Re-appointment of Dr. Patrick J. Ennis (DIN: 07463299) as an Independent Director of the Company—Special Resolution

Particulars	E-Voting		% of total paid- up equity capital
	No. of members voted	No. of votes cast through
	through e-voting	e-voting system.	as on cut-off date
	system	(Equity Shares	(i.e., 30/04/2021)
		of Rs. 2/- each)
			(547,91,41,222)
			Equity Shares)
(a) Total e-votes received.	2,339	494,84,94,690	90.32
(b) Less: Invalid e-votes (as per register) (No. of Shares including cases where less votes cast and abstained from voting)	51	4,28,36,494	0.78
(c) *Net valid e-votes (as per register)	*2,288	490,56,58,196	89.53
(d) e-votes with assent for the Resolution as a percentage of net valid e-votes	2,161	486,96,02,676	99.27
(e) e-votes with dissent for the Resolution as a percentage of net valid e-votes	149	36,05,5520	0.73

2.	Re-appointment of Mr. Patrick Dupuis (DIN: 07480046) as an Independent Director of the Company—Special Resolution

Particulars	E-Voting		% of total paid- up equity capital
	No. of members voted	No. of votes cast through
	through e-voting	e-voting system	as on cut-off date
	system	(Equity Shares	(i.e., 30/04/2021)
		of Rs. 2/- each)
			(547,91,41,222)
			Equity Shares)
(a) Total e-votes received.	2,339	494,84,94,690	90.32
(b) Less: Invalid e-votes (as per register) (No. of Shares including cases where less votes cast and abstained from voting)	55	4,28,36,603	0.78
(c) *Net valid e-votes (as per register)	*2,284	490,56,58,087	89.53
(d) e-votes with assent for the Resolution as a percentage of net valid e-votes	2,156	488,09,58,490	99.50
(e) e-votes with dissent for the Resolution as a percentage of net valid e-votes	150	2,46,99,597	0.50

*

The total of row (d) and (e) for the column, No. of members voted through e-voting system is not equal to the row (c) for said column, as 22 members have voted both in favour and against for both the resolutions above.

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